UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	Annual Report Pursuant To Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2023
or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _______ to _______
Commission file number 001-06714

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

The 401(k) Savings Plan for GHC Affiliates

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Graham Holdings Company
1300 North 17th Street
Arlington, Virginia 22209

THE 401(k) SAVINGS PLAN FOR GHC AFFILIATES

________________________________________________

* Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of
The 401(k) Savings Plan for GHC Affiliates
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The 401(k) Savings Plan for GHC Affiliates (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule H, Part IV, Line 4i─Schedule of Assets (Held at End of Year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2012.

/s/ Johnson Lambert LLP
Vienna, Virginia
October 4, 2024

THE 401(k) SAVINGS PLAN FOR GHC AFFILIATES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2023	2022

Assets
Plan interest in Graham Holdings Company Master Trust (Note 5)	$79,166,903	$70,152,005
Total investments	79,166,903	70,152,005

Receivables
Notes receivable from participants	97,801	133,381
Total receivables	97,801	133,381

Net assets available for benefits	$79,264,704	$70,285,386
See the accompanying notes to the financial statements.

THE 401(k) SAVINGS PLAN FOR GHC AFFILIATES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2023

Investment income
Plan interest in investment income of the Graham Holdings Company Master Trust
Net appreciation in fair value of investments	$11,552,930
Interests and dividends	1,303,073
Interest income - notes receivable	4,280
Total investment income	12,860,283

Contributions
Participant	3,508,951
Employer	393,530
Rollovers	64,090
Total contributions	3,966,571

Deductions
Benefits paid to participants	(7,733,561)
Other deductions	(113,975)
Total deductions	(7,847,536)

Net increase	8,979,318

Net assets available for benefits
Beginning of year	70,285,386
End of year	$79,264,704
See the accompanying notes to the financial statements.

THE 401(k) SAVINGS PLAN FOR GHC AFFILIATES
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN
The following description of The 401(k) Savings Plan for GHC Affiliates, previously The Kaplan, Inc. Tax Deferred Savings Plans for Hourly Employees (the Plan), provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
General
The Plan is a defined contribution plan permitting eligible hourly employees of Kaplan, Inc. and its subsidiaries and eligible employees of Clyde’s Restaurant Group (Clyde’s) (collectively, the Company) to participate upon hire. The Company is the Plan Sponsor and a subsidiary of Graham Holdings Company. Eligible employees must affirmatively elect to participate in the Plan. Eligible employees who have completed 1,000 or more hours of service in a period of twelve consecutive months (Eligibility Year of Service) are eligible to receive a Company Matching Contribution.
The Plan is administered by a Savings Plan Committee (the Plan Administrator), whose members are appointed by the Plan Sponsor. Vanguard Fiduciary Trust Company (VFTC) is the Plan’s Trustee. The Plan entered into a Master Trust Agreement with VFTC to establish the Graham Holdings Company Master Trust (Master Trust) effective January 1, 2021.
During 2023 and 2022, the Plan Administrator adopted amendments to the Plan, which are not expected to affect the Plan’s qualified status under ERISA. Substantially all of these amendments and the restatement of the basic Plan provisions became effective in 2023. The Plan was restated in 2016 and the Summary Plan Description was revised on January 1, 2023, and restated again in January 1, 2024.
All investments are participant directed. In 2023, employee contributions may be directed to any of the investment options except the Graham Holdings Company Stock Fund and only employer contributions may be invested in the Graham Holdings Company Stock Fund.
In addition, contributions to the Berkshire Hathaway Stock Fund may not exceed 25% of a participant’s own contributions or 25% of the employer contributions to a participant’s account. Exchanges into the Berkshire Hathaway Stock Fund from any other fund(s) may be made only if the resulting investment in the Berkshire Hathaway Stock Fund immediately following the exchange is no more than 25% of the participant’s total account balance.
Contributions
Each year, participants may contribute a percentage of pre-tax annual eligible compensation to the Plan at rates specified in the Plan. The total pre-tax contribution, however, is subject to dollar limitations set forth by the Internal Revenue Code ($22,500 in 2023). Participants may also contribute a percentage of after-tax annual eligible compensation to the Plan at rates established by the Plan Administrator. Eligible participants in the Plan receive Company Matching Contributions equal to 100% of their pre-tax and after-tax contributions up to 1% of their base salary, which does not apply to employees covered under a collectively bargained union or employees of Clyde’s. Union employees may be eligible for a Matching Contribution up to 3% of their base salary depending on their position and length of service. Clyde’s may make a discretionary Company Matching Contribution for its participating employees equal to a percentage (to be determined at the discretion of Clyde’s) of the employees’ pre-tax contributions not in excess of a percentage (to be determined at the discretion of Clyde’s) of the employee’s compensation. The parameters of this discretionary Company Matching Contribution, and whether it will be made, will be communicated to participants on an annual basis. Additionally, the Company may at its discretion contribute a supplemental contribution to the Plan. Contributions are remitted to a trust that is administered by VFTC.
Participant Accounts
Each participant’s account is credited with his/her contributions, the Company contributions, if any, and an allocation of the investment income (losses). Allocations are based on participant earnings or account balances, as defined.

Notes Receivable from Participants
In 2023, the Plan does not permit participants to borrow from their accounts; therefore, loans are not granted. On occasion as a result of a plan merger or rollovers received, participant loans are transferred to the Plan and are administered in accordance with their terms.
Vesting
Upon enrollment in the Plan, participants are fully vested at all times in all amounts held in their accounts.
Plan Expenses
Certain costs of administering the Plan are paid by the Company and are therefore not reflected in the Plan’s financial statements. The Plan charges certain expenses directly to each of the participants’ accounts such as recordkeeping and maintenance of the website and phone services to participants. Each of the investment funds incurs investment and administrative expenses that are paid by the fund itself, which reduce the net investment return to participants.
Payment of Benefits
At any time, a participant may withdraw employee contributions that do not qualify for tax deferred treatment. Employee tax deferred contributions and certain related earnings may be withdrawn if a participant is suffering a serious financial hardship and other sources of funds are not available to the participant. Upon attainment of age 59½, a participant may withdraw his/her full account. There is no limit to the number of non-hardship withdrawals permitted during the Plan Year.
Accounts of terminated participants may be retained in the Plan until the participant reaches age 65. At age 65, the full account balance must be distributed, which may from time to time be suspended by the Company. The terminated participant may request at any time prior to age 65 to receive a distribution of the total amount in his/her account. If a terminated participant with a deferred account dies prior to receiving the full value of the account, the account balance will be paid to the participant’s beneficiary. Account balances of $5,000 (in 2023) or less may not be deferred and are subject to automatic rollover/automatic cash out.
The form of payment of benefits under the Plan is a single lump-sum payment.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time by action of the Plan Sponsor and Board of Directors subject to the provisions of ERISA. In the event the Plan terminates, participants would receive the value of their accounts from the Master Trust.
NOTE 2 – SUMMARY OF ACCOUNTING POLICIES
The following accounting policies, which conform with accounting principles generally accepted in the United States of America (U.S. GAAP), have been used consistently in the preparation of the Plan’s financial statements:
Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan is a participant in the Master Trust as described in Note 5. Investments held in the Master Trust are stated at fair value and are allocated to the Plan in proportion to the fair value of the assets assigned to the Plan. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
The Plan’s allocated share of the Master Trust interest and dividend income, unrealized appreciation and depreciation of investments, realized gains or losses due to the difference between the proceeds received and the identified cost of investments sold are included in the Statement of Changes in Net Assets Available for Benefits, and are allocated on a per unit basis at the time of the transaction.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Subsequent Events
The Plan has performed an evaluation of events subsequent to December 31, 2023 through the date the financial statements were issued and has considered any relevant matters in the preparation of the financial statements and footnotes.
Effective January 1, 2024, the Plan was amended to implement the following changes:
•Remove Company Matching Contributions for participating employers in the Plan. Only employees of Clyde’s who are designated as hourly employees and Kaplan, Inc. who are designated as part-time employees are eligible to receive Company Matching Contributions if they are not eligible to participate in the Company’s pension program;
•Add Roth and Roth catch-up employee contributions as an option to the Plan, and allow rollover contributions to the Plan in the form of Roth contributions which shall be maintained in a Roth Rollover Account;
•Allow participants to elect an In-Plan Roth conversion with respect to all or a portion of the vested amounts in the participant’s accounts other than a Roth Contribution Account or a Roth Rollover Account;
•Permit participants to take out one active loan from the Plan at a time; and
•Permit participants to allocate up to 20% of any contributions, including participant contributions, Rollover Contributions or Qualified Nonelective Contributions in the Graham Holdings Stock Fund.
NOTE 3 – RELATED-PARTY TRANSACTIONS
Shares of registered investment companies (mutual funds) and common collective trusts are managed by The Vanguard Group, Inc. Due to the relationship between VFTC as Trustee of the Master Trust and the Plan investment transactions managed by The Vanguard Group, Inc. qualify as party-in-interest transactions. Investments in the Vanguard registered investment companies and common collective trusts are exempt from the prohibited transaction rules of ERISA pursuant to a class exemption issued by the U.S. Department of Labor. In addition, the fees associated with the management of these investments by The Vanguard Group, Inc. are included in net appreciation (depreciation) in fair value of investments.
The Plan also invests in shares of the Company through the Graham Holdings Company Stock Fund, therefore, these transactions qualify as party-in-interest transactions. Northern Trust acts as custodian of the Graham Holdings Company Stock Fund and Berkshire Hathaway Stock Fund and, therefore, is deemed a party-in-interest and related party. Additionally, personnel and facilities of the Company have been used to perform administrative functions for the Plan at no cost to the Plan.
NOTE 4 – TAX STATUS
On September 29, 2016, the Internal Revenue Service made a favorable determination that the Plan, as then designed, was qualified under IRC Section 401(a). Such determination letter did not involve a review of the effect on the Plan of certain amendments subsequently adopted. The Master Trust, created in 2021 has not filed for a favorable determination since the Internal Revenue Service no longer supports determination letter filings. The Master Trust is designed to be tax-exempt under IRC Section 501(a).
The Plan Administrator believes that the Plan and Master Trust are designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan Administrator has concluded that as of December 31, 2023, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan and the Master Trust are subject to routine audits for tax returns by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 5 - GRAHAM HOLDINGS COMPANY MASTER TRUST
The Master Trust was established for the purpose of maintaining assets for the exclusive benefit of the participants of the Savings Plan for Graham Holdings Company, the Kaplan, Inc. Tax Deferred Savings Plan for Salaried Employees, and the 401(k) Savings Plan for GHC Affiliates (collectively, Participating Plans). Each Participating Plan’s interest in the Master Trust is based on the account balances of the participants and their elected investment options. The Master Trust assets are allocated among the Participating Plans by assigning to each Participating Plan the entire amount of contributions received on behalf of each Participating Plan, benefit payments, or other expenses attributed solely to such Participating Plan, and every other transaction relating only to such Participating Plan and by allocating among all Participating Plans, in proportion to the value of the assets assigned to each Participating Plan, income and expenses resulting from collective investment of the assets of the Master Trust.
The following table presents the net assets of the Master Trust:

	As of December 31, 2023		As of December 31, 2022
	Master Trust	Plan Interest in Master Trust	Master Trust	Plan Interest in Master Trust
Registered Investment
Companies (Mutual Funds)	$529,004,835	$38,123,095	$460,117,150	$32,683,129
Common/Collective Trusts	274,916,852	38,441,951	234,662,493	35,061,660
Berkshire Hathaway Stock Fund	46,676,349	2,477,807	41,955,715	2,290,067
Graham Holdings Company Stock Fund	4,210,252	124,050	3,856,867	117,149
Total net assets	$854,808,288	$79,166,903	$740,592,225	$70,152,005

The following table presents changes in net assets for the Master Trust for the year ended December 31, 2023:

Net appreciation in fair value of investments	$116,433,225
Interest and dividends	19,755,797
Total investment income	136,189,022

Net transfers from the Master Trust	(21,972,959)

Net assets available for the Master Trust:
Beginning of the year	740,592,225
End of the year	$854,808,288
NOTE 6 – FAIR VALUE MEASUREMENTS
A fair value measurement is determined based on the assumptions that a market participant would use in pricing an asset or liability, based on a three-tiered hierarchy that draws a distinction between market participant assumptions based on (i) observable inputs, such as quoted prices in active markets (Level 1); (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2); and (iii) unobservable inputs that require the Master Trust to use present value and other valuation techniques in the determination of fair value (Level 3). Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measure. The Master Trust’s assessment of the significance of a particular input to fair value measurements requires judgment and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.
Financial assets held in the Master Trust and the valuation techniques for measuring fair value are as follows:
Registered Investment Companies (Mutual Funds): Registered investment companies (mutual funds) are valued at their respective net asset values. The net asset values are typically determined by the fund at the close of regular trading.
Common/Collective Trusts: The common/collective trusts are valued at their respective net asset values, as a practical expedient for fair value. The fair value of investments in the common/collective trusts are determined by their trustee.

Company Stocks Funds: The Graham Holdings Company Stock Fund and Berkshire Hathaway Stock Fund are valued at their year-end unit closing price (comprised of common stock at the year-end market price plus an uninvested cash portion).
Financial assets held by the Master Trust measured at fair value on a recurring basis were as follows:

	As of December 31, 2023		As of December 31, 2022
	Fair Value	Quoted Prices in Active Markets for Identical Items (Level 1)	Fair Value	Quoted Prices in Active Markets for Identical Items (Level 1)
Assets:
Mutual funds	$529,004,835	$529,004,835	$460,117,150	$460,117,150
Berkshire Hathaway stock fund	46,676,349	46,676,349	41,955,715	41,955,715
Graham Holdings Company stock fund	4,210,252	4,210,252	3,856,867	3,856,867
Total	$579,891,436	$579,891,436	$505,929,732	$505,929,732
Common collective trusts (1)	274,916,852	—	234,662,493	—
Total financial assets	$854,808,288	$579,891,436	$740,592,225	$505,929,732

(1) In accordance with FASB ASC 820, Fair Value Measurement, certain investments that are measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy.

For assets that are measured using quoted prices in active markets, the total fair value is the published market price per unit multiplied by the number of units held.
Common Collective Trusts

The estimated fair value and redemption requirements of the Master Trust’s investment in common collective trust are summarized as follows:

	December 31,
	2023	2022	Unfunded commitments	Redemption frequency	Redemption notice

Target-date strategy funds	$267,276,011	$226,002,730	None	Daily	None
Target income strategy fund	7,640,841	8,659,763	None	Daily	None
Total	$274,916,852	$234,662,493
NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2023	2022
Net assets available for benefits, per the financial statements	$79,264,704	$70,285,386
Participant loans reported as deemed distributions	(3,690)	(3,690)
Net assets available for benefits, per Form 5500	$79,261,014	$70,281,696

THE 401(k) SAVINGS PLAN FOR GHC AFFILIATES
EIN 53-0182885, PLAN NO. 025
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

*	Graham Holdings Company Master Trust	Master Trust	**	$79,166,903

*	Notes receivable from Participants	4.25% - 6.5%; Maturing from March 2022 - June 2051	**	94,111
	Total Assets Held at End of Year			$79,261,014

*	Party-in-interest
**	Cost is not required for participant directed investments.

INDEX TO EXHIBITS

Exhibit Number	Description
23	Consent of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE 401(k) SAVINGS PLAN FOR GHC AFFILIATES
(The Plan)

Date: October 4, 2024	/s/ Wallace R. Cooney
Wallace R. Cooney, Member of the Administrative Committee for The 401(k) Savings Plan for GHC Affiliates